April 9, 2018

BY EDGAR Mr. Corey Jennings Special Counsel Division of Corporation Finance United States Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549

Re:	State of Israel

Registration Statement under Schedule B

File No. 333-222598

Filed January 18, 2018

Form 18-K for the fiscal year ending December 31, 2016

File No. 002-94917

Filed June 30, 2017

Amended on September 6, 2017, January 4, 2018, January 17, 2018, March 1, 2018 and April 9, 2018

Dear Mr. Jennings:

On behalf of the State of Israel (the “State” or “Israel”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated March 15, 2018, regarding the above-referenced filings of Israel under Schedule B and on Form 18-K.

We set forth below Israel’s response to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold italics preceding the corresponding responses. Since our receipt of the Staff’s letter, Israel has filed Amendment No. 5 (“Amendment No. 5”) to the 18-K (as amended, the “2016 Annual Report”) on April 9, 2018, which contains disclosure responsive to the Staff’s comments. Enclosed herewith is a marked document, which reflects the disclosure that was changed in Amendment No. 5, based on the Staff’s comments, relative to the prior disclosure in Amendment No. 4. In future filings of Israel’s Annual Report on Form 18-K, Israel will include disclosure responsive to the comments below, similar to the information included in Amendment No. 5.

Arnold & Porter Kaye Scholer LLP 601 Massachusetts Ave., NW | Washington, DC 20001-3743 | www.arnoldporter.com

April 9, 2018

General

1.	We note your reply to comment 1. Please include discussion of any recent material events, including: Prime Minister Benjamin Netanyahu; and the deportation of African migrants.

Response to Comment No. 1

In response to the Staff’s comments, Israel has updated its disclosure in Amendment No. 5 to the 2016 Annual Report. Please see pages D-1 - D-3 to Amendment No. 5 for disclosure related to Prime Minister Benjamin Netanyahu (“Political Situation”). Please see page D-4 to Amendment No. 5 for disclosure related to immigration policies and illegal migrants (“Immigration”). There are no other material developments or updated statistics available that would require updating the disclosure any further.

Consistent with past practice, in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the 2016 Annual Report, Israel provided updated statistics for certain key measures of Israel’s economy, balance of payments, foreign trade, financial system, public finance and public debt through the filing date. Consistent with past practice, Israel will also update all statistics in the 2016 Annual Report to provide the most recent available data when Israel files its Annual Report on Form 18-K for its fiscal year ended December 31, 2017 later this year.

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April 9, 2018

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at (212) 836-8241 or David.Menchel@arnoldporter.com.

Very truly yours,

/s/ David Menchel

David Menchel

Enclosure

cc:	Chia Tiger

Chief Legal Officer and

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance

State of Israel

800 Second Avenue, 17th Floor

New York, NY 10017